Exhibit 21.1

SUBSIDIARIES OF REGENERON PHARMACEUTICALS, INC.

Name of Subsidiary*	State or Other Jurisdiction of Incorporation or Organization
Loop Road Holdings LLC	New York
Old Saw Mill Holdings LLC	New York
OSMR Holdings	Bermuda
OSMR International	Bermuda
Regeneron Assurance, Inc.	New York
Regeneron Belgium BVBA	Belgium
Regeneron Capital International B.V.	The Netherlands
Regeneron Genetics Center LLC	Delaware
Regeneron Healthcare Solutions, Inc.	New York
Regeneron International Holdings LLC	Delaware
Regeneron International Unlimited Company	Ireland
Regeneron Ireland Holdings Unlimited Company	Ireland
Regeneron Ireland Unlimited Company	Ireland
Regeneron Spain, S.L.U.	Spain
Regeneron UK Limited	United Kingdom
Rockwood Road Holdings LLC	New York
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* Directly or indirectly wholly owned by Regeneron Pharmaceuticals, Inc.